Exhibit 99.3

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-284846) and S-8 (No. 333-276139) of Diversified Energy Company PLC of our report dated April 29, 2024 relating to the financial statements of Maverick Natural Resources, LLC, which appears in this Report on Form 6-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
May 16, 2025